August 27, 2009
FOR RELEASE AT 8:30am ET

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

China Cablecom Holdings, Ltd. Reports First Half 2009 Financial Results

SHANGHAI, CHINA-- (Marketwire – August 27, 2009) - China Cablecom Holdings, Ltd. ("China Cablecom" or the “Company”) (NASDAQ: CABL) (NASDAQ: CABLW) (NASDAQ: CABLU)), a joint-venture provider of cable television services in the People's Republic of China (PRC), announced today its unaudited financial results for the first half 2009.

This earnings release reflects both pro forma and actual financial results due to the completion of China Cablecom's acquisition of a 60% economic interest in Hubei Chutian Video & Information Network (”Hubei”) late in the second quarter of 2008. For purposes of U.S. Generally Accepted Accounting Principles (U.S. GAAP), the financial results of Hubei have been consolidated beginning July 1, 2008.  To enhance comparability, pro forma first and second quarter 2008 results of operations reflect the Hubei acquisition as well as the business combination with Jaguar Acquisition Corporation as if they occurred on January 1, 2008.

Second Quarter 2009 Highlights:

▪	Hubei revenues were $8.4 million, an increase of 22% over last year and 9% over last quarter
▪	Hubei earnings before interest, taxes, depreciation and amortization (“EBITDA”) representing the Company’s 60% share was $2.0 million, an increase of 38% over last year and 40% over last quarter
▪	Hubei added nearly 87,000 digital subscribers during the quarter
▪	Binzhou revenues were $2.3 million, an increase of 2% over last year
▪	Binzhou EBITDA representing the Company’s 60% share was $0.9 million, down 2% from last year

First Quarter 2009 Highlights:

▪	Hubei revenues were $7.7 million, an increase of 22% over last year
▪	Hubei EBITDA representing the Company’s 60% share was $1.5 million, down 2% over last year
▪	Hubei added more than 84,000 digital subscribers during the quarter
▪	Binzhou revenues were $2.3 million, an increase of 14% over last year
▪	Binzhou EBITDA representing the Company’s 60% share was $0.9 million, an increase of 6% over last year

Six Months Ended June 30, 2009 Highlights:

▪	Hubei revenues were $16.1 million, an increase of 22% over last year
▪	Hubei EBITDA representing the Company’s 60% share was $3.5 million, an increase of 18% over last year
▪	Hubei paying subscribers as of June 30, 2009 were 1,125,021, an increase of 14% over last year and 5% over last quarter
▪	Hubei added nearly 171,000 digital subscribers in the first half of the year, more than 10 times the number of digital subscribers as of January 1, 2009
▪	Binzhou revenues were $4.6 million, an increase of 7% over last year
▪	Binzhou EBITDA representing the Company’s 60% share as of June 30, 2009, was $1.8 million, an increase of 2% over last year
▪	Binzhou paying subscribers as of June 30, 2009 were 479,604, an increase of 2% over last year
▪	Consolidated pro forma paying subscribers for China Cablecom as of June 30, 2009 was 1.6 million, an increase of 10% over last year

Comments from Mr. Pu Yue, Chief Executive Officer

“The first half of 2009 presented measurable organic growth and ARPU increases at our Hubei and Binzhou operating entities. During the second quarter of this year, our team has been actively working with our debt holders to restructure our loan obligations as well as acquisition payment obligations to our Hubei joint venture partners. Though this has delayed our reporting of our results of operations, we are now current with our reporting calendar and believe that we will have a resolution to announce on these matters shortly,” said Pu Yue, Chief Executive officer of China Cablecom.

“Despite the challenging financial markets, we believe that our cable operations in China are strong and growing.  We set record revenue, EBITDA and paying subscriber levels at our operating subsidiaries during the first six months of 2009.  We believe that we are poised for greater growth as we capture the enormous upside associated with the adoption and implementation of digital cable. At Hubei, the network continues to grow at an amazing pace as paying subscribers grew 14% over the last year. Digital cable subscribers also grew at a rapid rate as Hubei now has more than 10 times the number of digital subscribes than last year.  Lastly, we remain conservative in managing our operating costs and expect to be on schedule to decrease our corporate overhead by more than 50%.”

Financial Results for the First Quarter of 2009 – Pro Forma Basis

Consolidated revenues for the first quarter of 2009 were $10.0 million compared to pro forma revenues of $8.3 million for the first quarter of 2008. The increase was due to growth in paying subscribers and revenues generated in subscription and installation fees.  Consolidated operating expenses for the first quarter of 2009 were $5.8 million compared to pro forma operating expenses of $5.8 million for the first quarter of 2008.

Based on U.S. GAAP, net comprehensive loss for first quarter of 2009 was $5.7 million, or $0.58 loss per basic and fully diluted share, compared to a net comprehensive loss of $1.6 million, or $1.04 loss per basic and fully diluted share for the first quarter of 2008.  The net loss for the first quarter of 2009 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.37 million and $0.33 million, respectively, and (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $3.6 million.

Financial Results for the Second Quarter of 2009 – Pro Forma Basis

Consolidated revenues for the second quarter of 2009 were $10.7 million compared to pro forma revenues of $9.1 million for the second quarter of 2008. The increase was due to growth in paying subscribers and revenues generated in subscription and installation fees.

Consolidated operating expenses for the second quarter of 2009 were $4.7 million compared to pro forma operating expenses of $6.8 million for the second quarter of 2008.  The reduction of operating costs resulted from a significant decrease of approximately $2.0 million of selling, general administration expenses at Hubei after China Cablecom’s acquisition.

Based on U.S. GAAP, net comprehensive loss for second quarter of 2009 was $4.4 million, or $0.46 loss per basic and fully diluted share, compared to a net comprehensive loss of $3.5 million, or $0.38 loss per basic and fully diluted share for the second quarter of 2008.  The net loss for the second quarter of 2009 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.37 million and $0.33 million, respectively, and (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $3.6 million.

Financial Results for the Six Months ended June 30, 2009

Consolidated revenues for the six months ended June 30, 2009 were $10.7 million compared to pro forma revenues of $9.1 million for same period in 2008. The increase was due to growth in paying subscribers and revenues generated in subscription and installation fees.

Consolidated operating expenses for the six months ended June 30, 2009 were $10.5 million compared to pro forma operating expenses of $12.6 million for the same period in 2008.  The reduction in operating expenses was largely contributable to Hubei’s savings on selling, general and administrative expenses post China Cablecom’s acquisition.

Based on U.S. GAAP, net comprehensive loss for the six months ended June 30, 2009 was $10.1 million, or $1.04 loss per basic and fully diluted share, compared to a net comprehensive loss of $5.1 million, or $1.00 loss per basic and fully diluted share for the same period in 2008.  The net loss for the six months ended June 30, 2009 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.74 million and $0.66 million, respectively, and (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note offering in the amount of $7.2 million.

Recent Company Highlights

•	In February 2009, management presented at the Roth Capital Growth Stock Conference in Laguna Niguel, California
•	During the first quarter of 2009, the Company provided an update on Binzhou Broadcasting whereby the joint venture partners granted an extension on the remaining payments until December 31, 2009
•	Sikan Tong, previously serving as the Company’s Senior Vice President of Finance was appointed as the Chief Financial Officer of the Company in March 2009
•
China Cablecom is currently in negotiations with the its joint venture partners of Hubei SOE and local municipal branches of SARFT on discussions involving the restructuring of the Company's debt, assets and obligations with Hubei Chutian Broadcasting and Television Network Company

Operating Metrics

The following summary financial and operating highlights for Binzhou and Hubei reflect the results of the respective operating joint ventures on a stand-alone basis and do not include China Cablecom's corporate operations and overhead. The summary information is presented on a pro forma basis, which assumes that the acquisitions took place on January 1, 2008. For Hubei, the summary information reflects the 23 cities acquired in the amended acquisition agreement. EBITDA reflects China Cablecom's consolidated share of 60%.

	Quarter ended March 31,
(unaudited)	2009	2008	%
Binzhou Broadcasting
Revenue	$2,282,599	$2,003,766	14%
EBITDA - 60% share	$923,531	$869,884	6%
Non-financial metrics:
Paying subscribers	478,129	426,685	12%
Digital subscribers	2,000	nm
ARPU	$1.37	$1.38	-1%
Hubei Chutian
Revenue	$7,676,246	$6,269,190	22%
EBITDA - 60% share	$1,454,137	$1,483,060	-2%
Non-financial metrics:
Paying subscribers	1,075,214	962,034	12%
Digital subscribers	98,847	nm
ARPU	$2.06	$1.74	18%

Total revenue	$9,958,845	$8,272,956	20%
Total EBITDA - 60%	$2,377,668	$2,352,944	1%

nm = not meaningful

	Quarter ended June 30,			Six months ended June 30,
(unaudited)	2009	2008	%	2009	2008	%
Binzhou Broadcasting
Revenue	$2,322,358	$2,286,451	2%	$4,604,957	$4,290,217	7%
EBITDA - 60% share	$891,286	$909,437	-2%	$1,814,817	$1,779,321	2%
Non-financial metrics:
Paying subscribers	479,604	470,111	2%	479,604	470,111	2%
Digital subscribers	3,465	nm		3,465	nm
ARPU	$1.40	$1.35	4%	$1.38	$1.36	1%
Hubei Chutian
Revenue	$8,399,810	$6,861,529	22%	$16,076,056	$13,130,719	22%
EBITDA - 60% share	$2,042,186	$1,480,666	38%	$3,496,323	$2,963,726	18%
Non-financial metrics:
Paying subscribers	1,125,021	986,444	14%	1,125,021	986,444	14%
Digital subscribers	185,794	nm		185,794	nm
ARPU	$2.08	$1.85	12%	$2.07	$1.80	15%

Total revenue	$10,722,168	$9,147,980	17%	$20,681,013	$17,420,936	19%
Total EBITDA - 60%	$2,933,472	$2,390,103	23%	$5,311,140	$4,743,047	12%

nm = not meaningful

Conference Call and Webcast

China Cablecom’s management team will host a conference call today at 8:30 a.m. EDT, August 27, 2008 (or 8:30 p.m., August 27, 2008 Shanghai time). To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-877-941-9205
International: 1-408-629-9835

A replay of the call will be available for two weeks following the call and can be accessed by dialing the numbers below:

USA Toll Number: 1-800-406-7325
International: 1-303-590-3030
PASSCODE: 4145747#

The conference call will be available on webcast live and available for replay at: www.chinacablecom.net.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog & digital cable services. China Cablecom recently entered into an agreement to acquire a 60% economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom operates 22 cable networks with over 1.2 million paying subscribers. China Cablecom Holdings' strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Balance Sheets
(in US dollars, except share data)
	June 30, 2009 (unaudited)	March 31, 2009 (unaudited)	Dec. 31, 2008 (audited)

ASSETS
Current Assets
Cash and cash equivalents	$31,145,513	$29,629,771	$29,182,251
Accounts receivable	301,065	745,671	1,628,710
Prepaid expenses and other receivables	10,389,334	9,820,393	9,236,025
Inventories	6,658,038	4,174,194	3,744,745
Total Current Assets	48,493,950	44,370,029	43,791,731

Property, Plant & Equipments, Net	80,492,398	79,259,733	79,877,186
Construction In Progress	3,251,779	2,045,005	1,036,667
Intangible assets, net	55,722,135	56,424,069	57,126,002
Other Assets
Deferred financing costs, net	792,703	914,373	1,243,923
Total Assets	$188,752,965	$183,013,209	$183,075,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current portion of long term debt – net of discount	$9,996,160	$9,996,160	$9,481,940
Accounts payable	13,949,099	8,647,184	8,872,144
Service performance obligation-deferred revenue assumed	6,325,476	5,857,510	1,661,311
Other current liabilities	7,997,399	7,515,259	7,630,924
Note payable-non controlling ("minority") interest	55,391,666	54,558,879	55,420,250
	93,659,800	86,574,992	83,066,569
Long Term Liabilities
Note payable – noncontrolling ("minority") interest, net of current portion	51,798,182	51,767,873	51,777,719
Convertible notes, net of discount and current portion	21,756,033	19,188,078	16,684,044
Total Liabilities	167,214,015	157,530,943	151,528,332
Noncontrolling (“minority”) interest	1,828,786	1,353,689	1,768,004

STOCKHOLDERS’ EQUITY
Common stock, $.0005 par value; 40,000,000 authorized shares, 9,677,131 shares, 9,677,131 shares and 9,308,031 shares issued and outstanding at June 30, 2009, March 31 and December 31, 2008, respectively	4,839	4,839	4,839
Additional paid in capital	45,526,562	45,526,562	45,526,562
Statutory reserve	131,501	131,501	131,501
Accumulated deficit	(26,586,992)	(22,183,584)	(16,532,864)
Accumulated other comprehensive income	634,254	649,259	649,135
Total stockholders’ equity	19,710,164	24,128,577	29,779,173
Total liabilities and stockholders’ equity	$188,752,965	$183,013,209	$183,075,509

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Statements of Operation
(in US dollars, except share data)
	Quarter ended March 31,

	2009	2008

Revenue	$9,958,845	$2,003,766
Cost of sales	6,416,527	1,081,972
Gross profit	3,542,318	921,794
Operating expenses
Amortization expenses	-	-
General and administrative expenses	5,826,361	1,626,254
	5,826,361	1,626,254
Loss from operations	(2,284,043)	(704,460)
Other income (expense)
Interest income	44,474	40,515
Other income	211,613	65,334
Interest expense	(3,292,253)	(1,101,077)
	(3,036,166)	(995,228)
Loss before income taxes	(5,320,209)	(1,699,688)
Income taxes	(110,485)	(127,814)
Loss from operations before noncontrolling (“minority”) interest	(5,430,694)	(1,827,502)
Noncontrolling (“minority”) interest in income	(220,026)	(153,342)
Net loss	(5,650,720)	(1,980,844)
Other comprehensive income
Foreign currency translation difference	124	404,649
Net comprehensive loss	$(5,650,596)	$(1,576,195)
Loss per common share:
- Basic and fully diluted	$(0.58)	$(1.04)
Weighted average shares
- Basic and fully diluted	9,677,131	1,900,000

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Statements of Operation
(in US dollars, except share data)
	Quarter ended June 30,		Six months ended June 30,

	2009	2008	2009	2008

Revenue	$10,722,168	$2,286,451	$20,681,013	$4,290,217
Cost of sales	6,608,915	1,233,395	13,025,441	2,315,367
Gross profit	4,113,253	1,053,056	7,655,572	1,974,850
Operating expenses
Amortization expenses			-
General and administrative expenses	4,689,379	2,270,283	10,515,740	3,896,537
	4,689,379	2,270,283	10,515,740	3,896,537
Loss from operations	(576,126)	(1,217,227)	(2,860,168)	(1,921,687)
Other income (expense)
Interest income	38,373	231,473	82,847	271,988
Other income	241,644	2,114	453,257	67,448
Interest expense	(3,488,622)	(1,868,587)	(6,780,875)	(2,969,664)
	(3,208,605)	(1,635,000)	(6,244,771)	(2,630,228)
Loss before income taxes	(3,784,731)	(2,852,227)	(9,104,939)	(4,551,915)
Income taxes	(144,026)	(137,756)	(254,512)	(265,570)
Loss from operations before noncontrolling (“minority”) interest	(3,928,757)	(2,989,983)	(9,359,451)	(4,817,485)
Noncontrolling (“minority”) interest in income	(474,651)	(162,874)	(694,677)	(316,216)
Net loss	(4,403,408)	(3,152,857)	(10,054,128)	(5,133,701)
Other comprehensive income
Foreign currency translation difference	(15,005)	(335,933)	(14,881)	68,716
Net comprehensive loss	$(4,418,413)	$(3,488,790)	$(10,069,009)	$(5,064,985)
Loss per common share:
- Basic and fully diluted	$(0.46)	$(0.38)	$(1.04)	$(1.00)
Weighted average shares
- Basic and fully diluted	9,677,131	8,230,501	9,677,131	5,149,090

Reconciliation of Non-U.S. GAAP Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as EBITDA and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with U.S. GAAP, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non- U.S. GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous U.S. GAAP measures:

	Quarter ended
	June 30, 2009	March 31, 2009	Six months ended June 30, 2009
Net comprehensive loss	$(4,418,413)	$(5,650,596)	$(10,069,009)
Amortization	823,604	1,031,483	1,855,087
Depreciation	2,150,038	2,096,298	4,246,336
Interest income	(38,373)	(44,474)	(82,847)
Interest & finance	3,488,622	3,292,253	6,780,875
Income tax	86,416	66,291	152,707
Non-GAAP income (EBITDA)	$2,091,894	$791,255	$2,883,149

Reconciliation to operating metrics
Binzhou Broadcasting EBITDA - 60% share	$891,286	$923,531	$1,814,817
Hubei Chutian EBITDA - 60% share	2,042,186	1,454,137	3,496,323
Corporate overhead	(841,578)	(1,586,413)	(2,427,991)
	$2,091,894	$791,255	$2,883,149